NATIONAL LEGAL AND POLICY CENTER - XXX

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Deere & Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Deere & Company

RE: The case for voting FOR Proposal 04 on the 2026 Proxy Ballot (“Report on the Return on Investment of Emission Reduction Goals”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 04 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges our fellow shareholders to vote FOR Proposal 04, sponsored and presented by the National Center for Public Policy Research, on the 2026 proxy ballot of Deere & Company (“Deere” or the “Company”).

Summary

Deere & Company has committed itself to aggressive greenhouse gas (GHG) emission reduction targets, including a 50% reduction in Scope 1 and 2 emissions and a 30% reduction in Scope 3 emissions by 2030.[1] While the Company characterizes these “Leap Ambitions” as a revolution in agriculture and construction technology, it has failed to provide shareholders with a transparent, rigorous financial accounting of the Return on Investment (ROI) for these initiatives.[2]

As the global cost of the “Net Zero” transition is estimated to reach $9.2 trillion annually,3 Deere’s silence on the specific costs and projected returns of its electrification and renewable fuel programs is a breach of fiduciary transparency. Furthermore, the Company faces significant litigation and reputational risks as the Securities and Exchange Commission (SEC) and other regulators increasingly target “greenwashing”—the practice of making material environmental claims without sufficient financial or scientific substantiation.4

Shareholders deserve to know if Deere is sacrificing its core competitive advantage—reliable, high-energy-density diesel machinery—for politically fashionable but economically unproven “green” alternatives. This report details why the Board’s opposition is insufficient and why a formal ROI audit is essential for protecting shareholder value.

I. The Enormous Unquantified Cost of Climate Ambitions

Deere’s current sustainability strategy requires a massive reallocation of capital toward “electrification, alternative fuels, and other future-forward technologies.”5 However, the Company’s disclosures are notably devoid of the dollar totals or ROI projections associated with these shifts.

1. The $9.2 Trillion Elephant in the Room A comprehensive study by McKinsey Sustainability estimates that a global transition to net-zero emissions would require $9.2 trillion in annual

1 2024 Business Impact Report, Deere & Company, January 2025. See https://www.deere.com/assets/pdfs/common/our-company/sustainability/business-impact-report-2024.pdf

2 “ Our Leap Ambitions,” Deere & Company, 2024. See https://www.deere.com/en/our-company/strategy/leap-ambitions/

3 “The net-zero transition: What it would cost, what it could bring,” McKinsey Sustainability, January 25, 2022. See https://www.mckinsey.com/capabilities/sustainability/our-insights/the-net-zero-transition-what-it-would-cost-what-it-could-bring

4 Columbia Law School. Disclosure, Greenwashing, and the Future of ESG Litigation, CLS Blue Sky Blog, October 18, 2024. See https://clsbluesky.law.columbia.edu/2024/10/18/disclosure-greenwashing-and-the-future-of-esg-litigation/

5 Lori Ditoro. “John Deere Power Systems Expert Discusses the State of the Industry in 2022,” OEM Off-Highway, Dec. 2, 2022. See https://www.oemoffhighway.com/market-analysis/trends/article/22552057/john-deere-power-systems-john-deere-power-systems-expert-discusses-the-state-of-the-industry-in-2022 global spending through 2050.6 This represents a $3.5 trillion annual increase over current spending levels—an amount equivalent to half of all global corporate profits in 2020.7 For a capital-intensive manufacturer like Deere, the share of this burden is significant. By refusing to provide a specific ROI report, Deere is essentially asking shareholders to write a blank check for a “transformation” whose total cost and profitability remain hidden behind vague terminology.

2. Lack of Material Financial Metrics Deere’s Business Impact Report highlights investments in wind and solar but fails to provide the basic financial data that investors require for proper share price valuation.[8] Without a breakdown of capital expenditures (CapEx) versus the expected internal rate of return (IRR) for these projects, shareholders cannot determine if Deere is acting as a prudent steward of capital or as an instrument of climate policy. The Company’s reliance on “commonly accepted frameworks” for sustainability reporting does not satisfy the fundamental need for financial reporting. Carbon metrics are not a substitute for cash flow projections.

II. Physics and Economics: The ‘Green’ Gamble in Heavy Machinery

Deere’s opposition statement claims that its strategy will “unlock economic and sustainable outcomes for its customers.”9 However, the laws of physics and the current state of energy technology suggest that electrification for heavy agricultural and construction equipment is an economic and operational minefield.

1. The Energy Density Challenge Heavy-duty tractors and excavators require immense power for long duty cycles, often in remote areas far from the power grid. Diesel fuel has an energy density of approximately 45 MJ/kg.10 In contrast, even the most advanced lithium-ion batteries provide less than 1 MJ/kg.11

6 “The net-zero transition: What it would cost, what it could bring” (Exhibit 1), McKinsey Sustainability, January 25, 2022. See https://www.mckinsey.com/capabilities/sustainability/our-insights/the-net-zero-transition-what-it-would-cost-what-it-could-bring

7 Ibid.

8 2024 Business Impact Report (Appendix and Metrics), Deere & Company, January 2025. See https://www.deere.com/assets/pdfs/common/our-company/sustainability/business-impact-report-2024.pdf

9 2026 Proxy Statement (Opposition to Proposal 04), Deere & Company, January 2026. See https://www.sec.gov/Archives/edgar/data/315189/000110465926003618/de-20260225xdef14a.htm

10 U.S. Department of Energy. Internal Combustion Engine Basics, Energy.gov, 2024. See https://www.energy.gov/eere/vehicles/internal-combustion-engine-basics

11 Vijay Jayaraj. “Energy Density and Human DNA Will Determine Energy Future,” CO2 Coalition, July 16, 2024. See https://co2coalition.org/2024/07/16/energy-density-and-human-dna-will-determine-energy-future/

To provide a large tractor with enough battery power to match a full day of diesel-powered field work, the battery would need to weigh several tons.12 This added mass causes catastrophic soil compaction—permanently damaging the farmer’s primary asset (the land)—or requires the tractor to be recharged multiple times per day.13 In the agricultural sector, time is a non-renewable resource. The minutes and hours lost to charging during narrow planting or harvest windows represent a massive negative ROI for Deere’s customers, which inevitably translates into a negative ROI for Deere, as demand for these impractical products wilts.

2. Infrastructure and Maintenance Logistics Deere’s pivot toward electric models assumes the existence of a robust, high-voltage rural charging infrastructure that simply does not exist.14 The cost of upgrading farm electrical systems to support fast-charging for multiple 500-horsepower machines is prohibitive. Furthermore, the specialized maintenance requirements for high-voltage battery systems in harsh, dusty, and vibrating agricultural environments will likely drive up total cost of ownership (TCO), eroding the “stronger profit margins” Deere promises in its opposition statement.15

III. Refuting the Company’s Opposition Arguments

In its proxy statement, the Board argues that a dedicated ROI report is “unnecessary” and “duplicative.”16 These arguments are logically flawed and financially irresponsible.

1. The Scope 3 Paradox Deere admits that “Scope 3 emissions accounted for over 99% of total GHG emissions.”17 These emissions primarily come from customers using Deere’s products. If 99% of the Company’s “climate footprint” is tied to the internal combustion engines (ICE) it sells, then the “Leap Ambitions” to reduce those emissions by 30% represent a fundamental threat to the Company’s core product line.18

If Deere intends to meet these goals by forcing customers toward electrification or expensive “renewable fuels” (which often have lower energy content and higher costs), it must disclose the ROI of this transition. If customers find “green” Deere products to be less efficient or more expensive than competitors’ diesel options, Deere will lose market share to manufacturers who prioritize performance over climate virtue-signaling.19 An ROI report is the only way for shareholders to see if Deere has factored in the risk of product obsolescence and customer defection.

12 “Electric or Hydrogen: Is This Really the Future of Tractors?,” BKT Agriculture Blog, Nov. 21, 2025. See https://www.bkt-tires.com/ww/us/blog/agriculture-blog/electric-or-hydrogen-is-this-really-the-future-of-tractors

13 “Soil Compaction: Causes, Effects and Control,” University of Minnesota Extension, (Reviewed in 2018). See https://extension.umn.edu/soil-management-and-health/soil-compaction

14 Betty Resnick & Arica Hamilton. “Solar Energy Expansion and its Impacts on Rural Communities,” Market Intel, Aug. 8, 2024. See https://www.fb.org/market-intel/solar-energy-expansion-and-its-impacts-on-rural-communities

15 2026 Proxy Statement (Opposition to Proposal 04), Deere & Company, January 2026. See https://www.sec.gov/Archives/edgar/data/315189/000110465926003618/de-20260225xdef14a.htm

16 Ibid.

17 Ibid.

18 “NLPC Calls Out Harmful ‘Green’ Policies at Deere Annual Meeting,” National Legal and Policy Center, Feb. 29, 2024. See https://nlpc.org/featured-news/watch-nlpc-calls-out-harmful-green-policies-at-deere-annual-meeting/

19 Farm Equipment Market Size, Share, Analysis, Report 2835, MarketsandMarkets, March 2025. See https://www.marketsandmarkets.com/Market-Reports/agriculture-equipment-market-164005174.html

2. Transparency is Not ‘Duplicative’ Deere claims it provides “comprehensive reporting” using “commonly accepted frameworks.”20 However, standard ESG frameworks like TCFD or SASB focus on qualitative risks and carbon metrics, not financial ROI.21 Reporting that you “reduced CO2e by 10%” is not the same as reporting that you “spent $500 million to achieve a 2% return.” The majority of shareholders invest for financial returns, not carbon accounting. The requested report fills a critical gap that existing sustainability disclosures purposefully ignore.

IV. Litigation and Reputational Risk: The SEC ‘Greenwashing’ Crackdown

The Company’s opposition statement downplays the legal risks associated with its climate disclosures. This is a dangerous oversight given the current regulatory climate.

1. SEC Enforcement is Accelerating As noted in Proposal 04, the SEC has already levied multi-million-dollar fines against firms like Goldman Sachs ($4 million) and DWS ($25 million) for misrepresenting ESG processes.22 More recently, in October 2024, the SEC fined WisdomTree Asset Management $4 million for making misstatements about its ESG investment strategies.23

If Deere continues to market its “Leap Ambitions” as a driver of “stronger profit margins” without being able to produce the ROI data to back it up, it invites regulatory scrutiny. If the SEC determines that Deere’s sustainability-linked marketing is “materially misleading” because the underlying technologies are actually value-destructive, the hit to the stock price and brand reputation would be severe.24

2. Anti-ESG Legislation and Fiduciary Duty Across the United States, multiple states—including Texas, Oklahoma, and West Virginia—have passed legislation to protect industries from ESG-driven discrimination.25 In 2025 alone, 11 pieces of anti-ESG legislation were passed across 10 states.26 As a provider of essential infrastructure for the American heartland, Deere risks alienating its most loyal customer base and state-level government partners by prioritizing global climate goals over the practical, economic needs of the American farmer.27 A report on

20 2026 Proxy Statement (Opposition to Proposal 04), Deere & Company, January 2026. See https://www.sec.gov/Archives/edgar/data/315189/000110465926003618/de-20260225xdef14a.htm

21 Matteo Tonello. “The Sustainability Dividend: A Primer on Sustainability ROI,” The Conference Board, Inc., Jan. 4, 2025. See https://corpgov.law.harvard.edu/2025/01/04/the-sustainability-dividend-a-primer-on-sustainability-roi/

22 “Deutsche Bank Subsidiary DWS to Pay $25 Million for Anti-Money Laundering Violations and Misstatements Regarding ESG Investments,” U.S. Securities and Exchange Commission, Sept. 25, 2023. See https://www.sec.gov/newsroom/press-releases/2023-194

23 “SEC Charges Advisory Firm WisdomTree with Failing to Adhere to Its Own Investment Criteria For ESG-Marketed Funds,” U.S. Securities and Exchange Commission, Oct. 21, 2024. See https://www.sec.gov/newsroom/press-releases/2024-173

24 “UPS Could Be Liable for Greenwashing, Shareholders Warn,” National Center for Public Policy Research, May 8, 2025. See https://nationalcenter.org/ncppr/2025/05/08/ups-could-be-liable-for-greenwashing-shareholders-warn/

25 Listed Financial Companies that Boycott Energy Companies, Texas Comptroller of Public Accounts, viewed Jan. 16, 2026. See https://comptroller.texas.gov/purchasing/publications/divestment.php

26 2025 State-Level ESG Policy Tracker, Pleiades Strategy, viewed Jan. 16, 2026. See https://www.pleiadesstrategy.com/pleiades-anti-esg-bill-tracker-state-legislation-attacks-on-responsible-investing

27 Katherine Zehnder. “ESG regulations harmful to farmers, experts say,” The Carolina Journal, Sept. 25, 2025. See https://www.carolinajournal.com/esg-regulations-harmful-to-farmers-experts-say/

the ROI would provide a necessary buffer against accusations that the Company is prioritizing political agendas over its fiduciary duty to maximize shareholder wealth.

V. The Competitive Risk of ‘Green’ Regulation

While Deere invests heavily in emission reductions, its global competitors in regions with less stringent environmental regulations may continue to emphasize high-efficiency diesel technology.[28] If Deere's “Leap Ambitions” result in a product line that is significantly more expensive or less reliable than legacy technology, the Company risks ceding its dominant position in emerging markets.

Furthermore, the reliance on battery technology deepens Deere’s dependence on a supply chain heavily controlled by foreign adversaries, particularly China.29 The ROI report must account for the geopolitical risks associated with shifting from a diesel-based platform to one dependent on rare earth minerals and battery components that are subject to trade volatility and ethical concerns.30

VI. Conclusion: Shareholders Deserve Financial Clarity

Deere & Company is at a crossroads. It can continue to pursue a “Net Zero” strategy that ignores the physical realities of energy density and the economic realities of its customer base, or it can provide the transparency required to prove that its climate goals are actually in the best interest of shareholders.

The Board’s claim that this report would “dedicate valuable financial and human resources” to generate “duplicative” information is a deflection. If the Company has “carefully established goals” as it claims, then the ROI analysis should already exist as part of its internal due diligence. If it does not exist, then the Board is making massive capital bets without a basic understanding of their financial impact.

A vote FOR Proposal 04 is not a vote against the environment; It is a vote for fiduciary accountability. It ensures that Deere’s “Leap Ambitions” are measured by the same rigorous financial standards as any other corporate investment. Shareholders have a right to know if their capital is being used to build a more profitable company or simply to meet arbitrary political targets.

28 “The challenge of reaching zero emissions in heavy industry,” International Energy Agency, Sept. 19, 2020. See https://www.iea.org/articles/the-challenge-of-reaching-zero-emissions-in-heavy-industry.

29 “The Role of Critical Minerals in Clean Energy Transitions,” International Energy Agency, May 5, 2021. See https://www.iea.org/reports/the-role-of-critical-minerals-in-clean-energy-transitions

30 Critical Minerals Policy Working Group Final Report, U.S. House Select Committee on the CCP, Dec. 11, 2024. See https://chinaselectcommittee.house.gov/media/policy-recommendations/critical-minerals-policy-working-group-final-report

We urge you to vote FOR Proposal 04 on your proxy card.

Photo credits:

Page 2 – Deere and Company World Headquarters, divirtual/Creative Comm

Page 3 – Wind farm, Deere and Company

Page 6 – John Deere tractor, dok1/Creative Commons

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For questions regarding National Legal and Policy Center’s support FOR Deere and Company – Proposal 04 – “Report on the Return on Investment of Emission Reduction Goals,” sponsored by National Center for Public Policy Research, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.